SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(a)

                                (Amendment No.1)*

                              TECHTEAM GLOBAL, INC.
                -------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                -------------------------------------------------
                         (Title of Class of Securities)

                                    878311109
                -------------------------------------------------
                                 (CUSIP Number)

                              Mr. Charles Frumberg
                              Emancipation Capital
                                825 Third Avenue
                               New York, NY 10022
                                 (212) 605-0661
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 11, 2009
                -------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641144308                  13D/A                  Page 2 of 8 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Emancipation Capital, LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                 (a)  [ ]
                                                                 (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*
                                                OO
-----------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES
               --------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
                                                737,035
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                737,035
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                737,035
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                6.17%
-----------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON *
                                                PN
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 641144308                  13D/A                  Page 3 of 8 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Emancipation Capital, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                 (a)  [ ]
                                                                 (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*
                                                OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                737,035
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                737,035
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                737,035
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                6.17%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                                OO
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 641144308                  13D/A                  Page 4 of 8 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Emancipation Capital Master, Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                 (a)  [ ]
                                                                 (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*
                                                OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                737,035
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                737,035
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                737,035
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                6.17%
-----------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON *
                                                CO
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 641144308                  13D/A                  Page 5 of 8 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Charles Frumberg
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                 (a)  [ ]
                                                                 (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*
                                                OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                737,035
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                737,035
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                737,035
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                6.17%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                                IN
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 641144308                   13D/A                  Page 6 of 8 Pages


The Schedule 13D filed by the Reporting Persons on October 31, 2008 relating to shares ("Shares") of the common stock, par value $0.01, of TechTeam Global, Inc.(the "Issuer") is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D ("Amendment No. 1").

Item 3.           Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows.

     As of February 11, 2009, the aggregate amount of funds used to purchase the Shares beneficially held by the Reporting Persons was $6,271,957. The Shares beneficially owned by the Reporting Persons were acquired with investment funds in accounts under management.

Item 4.           Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended to include the following:

     On February 11, 2009, the Board of Directors of the Issuer increased the size of the Board of Directors to ten members, and appointed Charles Frumberg and certain other persons to its Board of Directors effective the close of business on February 11, 2009. Messr. Frumberg was appointed to serve on the Issuer's Governance & Nominating Committee and its Strategy Committee. Previously, by letter dated February 6, 2009, Costa Brava Partnership III L.P., an investment firm not affiliated with the Reporting Persons, requested that the Issuer's Governance & Nominating Committee nominate Messr. Frumberg and certain other individuals for election to serve on the Issuer's Board of Directors at the Issuer's next annual meeting of shareholders.

Item 5.           Interest in Securities of the Company.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) As of February 11, 2009, the Reporting Persons may be deemed to beneficially own, in the aggregate, approximately 6.77% of the Issuer's outstanding Shares. The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 10,884,203 Shares outstanding, which is the total number of Shares outstanding as of November 1, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

     (b) The Reporting Persons have the following powers over the Shares reported herein:

             (i) Emancipation Capital: Beneficial owner, with shared power to vote or direct the vote and to dispose or direct the disposition, of 737,035 Shares, or an aggregate of 6.77% of the outstanding Shares.

             (ii) Emancipation Capital LLC: Beneficial owner, with shared power to vote or direct the vote and to dispose or direct the disposition, of 737,035 Shares, or an aggregate of 6.77% of the outstanding Shares.

CUSIP No. 641144308                   13D/A                  Page 7 of 8 Pages


             (iii) Emancipation Master Ltd.: Beneficial owner, with shared power to vote or direct the vote and to dispose or direct the disposition, of 737,035 Shares, or an aggregate of 6.77% of the outstanding Shares.

             (iv) Mr. Frumberg: Beneficial owner, with shared power to vote or direct the vote and to dispose or direct the disposition, of 737,035 Shares, or an aggregate of 6.77% of the outstanding Shares.

     (c) The following table sets forth all transactions, other than the unwinding of the Emancipation Swap (as defined below), with respect to the Shares (including derivative transactions) effected during the past sixty (60) days by any of the Reporting Persons, inclusive through 4:00 pm, New York City time, on February 11, 2009.

---------------------- ------------ --------- ----------- ----------------------
Name                   Date         No. of    Price Per   Transaction
                                    Shares    Share       Type
---------------------- ------------ --------- ----------- ----------------------
Emancipation Capital   12/31/2008   6,400     $5.74       Purchase
---------------------- ------------ --------- ----------- ----------------------
Emancipation Capital   1/28/2009    5,000     $4.53       Purchase
---------------------- ------------ --------- ----------- ----------------------
Emancipation Capital   1/29/2009    10,000    $4.53       Purchase
---------------------- ------------ --------- ----------- ----------------------
Emancipation Capital   1/30/2009    5,300     $4.66       Purchase
---------------------- ------------ --------- ----------- ----------------------
Emancipation Capital   2/2/2009     2,7000    $4.28       Purchase
---------------------- ------------ --------- ----------- ----------------------

---------------------- ------------ --------- ----------- ----------------------

     (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     Item 6 of the Schedule 13D is hereby amended to include the following:

     Since the filing of the Schedule 13D, Emancipation Capital has unwound its position with respect to the swap agreement disclosed in the initial Schedule 13D filing, which was for 529,566 Shares and was with Morgan Stanley & Co. (the "Emancipation Swap"). In connection with unwinding the Emancipation Swap a series of transactions were entered into, the net result of which was the Reporting Persons directly owning approximately the same number of shares previously held under the Emancipation Swap. Accordingly, as of the close of business on February 11, 2009, the Reporting Persons are no longer parties to any swap agreements with respect to the Shares.

CUSIP No. 641144308                  13D/A                  Page 8 of 8 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009

EMANCIPATION CAPITAL, LP
By: Emancipation Capital, LLC, its
    general partner


    By: /s/ Charles Frumberg
        ----------------------------
        Name:  Charles Frumberg
        Title: Managing Member

EMANCIPATION CAPITAL MASTER LTD.


    By: /s/ Charles Frumberg
        ----------------------------
        Name:  Charles Frumberg
        Title: Director

EMANCIPATION CAPITAL, LLC


    By: /s/ Charles Frumberg
        ----------------------------
        Name:  Charles Frumberg
        Title: Managing Member

CHARLES FRUMBERG

------------------------------------